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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Company Contact:

Investor Relations Contact

Hilel Kremer

Ehud Helft/Kenny Green

CFO

Gelrbat Kahana International

Magic Software Enterprises Ltd.

1-866-704-6710

(972) 3.538.2994

Ehud@gk-biz.com

Hilelk@magicsoftware.com

Kenny@gk-biz.com

Magic Software Enterprises To Report Second Quarter Results And Host Conference Call On August 5th, 2004

Or Yehuda, Israel (July 29, 2004) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art business integration and development technology, announced that it would report second quarter 2004 results on Thursday, August 5th before the US market opens. Magic management will also host a conference call to discuss the financial results on Thursday, August 5, 2004. The conference call will begin at 10am EDT, 14:00 GMT or 17:00 in Israel.

To participate in the conference call, please call the appropriate number listed below at least five to ten minutes prior to the start of the call:

From the US:  1-866-276-1002 or 1866-500-4964

From Israel:  03-9255-910

All others: +972-3-9255-910

Callers should reference the Magic Software second quarter Earnings Conference Call.

In addition, the conference call will be simultaneously broadcast live via the web. The online conference call can be accessed through a link at: http://www.magicsoftware.com/investors

For those who cannot listen to the live broadcast, a digitized replay of the conference call will be available on Magic’s web site.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (NASDAQ: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: July 29, 2004